082-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.reliancecommunications.co.in

[redacted]

08001088

RECEIVED
2008 MAR -5 A 5:49
OF INTER... CORPORATE FI...

29th February, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 29th February, 2008 alongwith Limited Review Report for the quarter ended 31st December, 2007, to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them.

Copies of the same are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

3/6

Reliance Communications
Anil Dhirubhai Ambani Group

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

February 29, 2008

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: Limited Review Reports for the quarter ended 31st December 2007

Further to our letter dated 31st January 2008, we enclose herewith a copy of the Limited Review Reports for the quarter ended 31st December 2007, issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge the receipt of the same.

Thanking You.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: a/a

Review report

To the Board of Directors of
Reliance Communications Limited

1. We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited ('the Company') for the quarter ended 31 December 2007. This statement is the responsibility of the Company's management and has been approved by the Board of Directors. Comparative information for the quarter ,ended 31 December 2006 included in the accompanying statement has been subjected to review by another firm of auditors.

2. A review of interim financial information consists principally of applying analytical procedure of financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than in audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Attention is drawn to note 7 (iii) to the financial results, with effect from 1 April 2007, the Company has reclassified the liability towards foreign currency convertible bonds ('FCCB') from monetary to non-monetary liability on the basis that given the current trend of earnings and movement of the Company's share prices over a period of redemption of the aforesaid bonds, it is expected that the bond holders would opt for conversion into shares of the Company and not redeem them for cash. Accordingly the liability towards FCCB has not been revalued at the period end exchange rate.

4. Based on our.review conducted as above, nothing has come to our notice that causes has to believe that, the accompanying statement of un-audited financial results prepared in accordance with accounting and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the listing agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi and Shah
Chartered Accountants

C.D.LALA
Membership No: 35671
Mumbai
Date 31st January 2008

CHATURVEDI & SHAH CHARTERED ACCOUNTANTS MUMBAI

Head Office: 714-715, Tulsiani Chambers, 212, Nariman Point, Mumbai-400 021.
Tel.: (022) 3021 8500 Fax: (022) 3021 8595

Office: 912-913, Tulsiani Chambers, 212, Nariman Point, Mumbai-400 021.

Branches: Ahmedabad • Bangalore • Delhi • Jamnagar • Kolkata

Reliance Anil Dhirubhai Ambani Group

website: www.reliancecommunications.co.in

Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Nine months ended 31st December, 2007

(Rs. in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended		Nine months ended		Previous Year ended (Fifteen months)
		31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31st- Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from Operations	3,403.52	3,043.45	9,960.84	8,584.97	11,725.26
2	Other Income	7.30	1.04	8.88	30.40	36.65
3	**Total Income (1+2)**	**3,410.82**	**3,044.49**	**9,969.72**	**8,615.37**	**11,761.91**
4	**Expenditure**					
	a) Access Charges	740.96	661.11	2,000.57	1,927.50	2,611.40
	b) License Fee	299.31	236.25	841.88	716.46	982.24
	c) Employee Cost	232.29	162.57	640.46	491.53	684.40
	d) Depreciation and Amortisation	492.53	426.86	1,376.20	1,362.37	1,836.12
	e) Other Expenses	1,071.22	675.05	2,874.53	2,121.04	2,954.84
	f) Total	**2,836.31**	**2,161.84**	**7,733.64**	**6,618.90**	**9,069.00**
5	Financial Charges (Net)	135.73	93.61	117.13	226.97	248.16
6	Exceptional Items	-	15.00	-	45.00	23.90
7	**Profit Before tax (3 - 4 - 5 - 6)**	**438.78**	**774.04**	**2,118.95**	**1,724.50**	**2,420.85**
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	2.30	3.00	43.93	17.57	12.00
9	**Profit after tax (7- 8)**	**436.48**	**771.04**	**2,075.02**	**1,706.93**	**2,408.85**
10	Paid-up Equity Share Capital (Face Value of Rs.5 each)	1,031.44	1,022.31	1,031.44	1,022.31	1,022.31
11	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year					19,503.23
12	Earning per Share (Not annualised)					
	- Basic Rs.	2.12	3.77	10.13	8.35	11.98
	- Diluted Rs.	2.02	3.69	9.62	8.19	11.23
13	Public Shareholding					
	Number of shares	698,060,307	679,793,530	698,060,307	679,793,530	679,803,930
	Percentage of shareholding	33.84%	33.25%	33.84%	33.25%	33.25%

Segment wise Revenue, Results and Capital Employed

Rs. in Crore

Sl. No.	Particulars	Three months ended		Nine months ended		ended (Fifteen months)
		31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31st- Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
14	Segment revenue					
	a) Wireless	2,777.16	2,383.54	8,071.94	6,642.18	9,211.45
	b) Global	967.18	922.78	2,947.35	2,742.98	3,616.12
	c) Broadband	291.05	228.72	835.93	545.99	756.42
	d) Others / Unallocated	7.29	1.05	8.87	30.40	36.65
	Total	4,042.68	3,536.09	11,864.09	9,961.55	13,620.64
	Less: Inter segment Revenue	(631.86)	(491.60)	(1,894.37)	(1,346.18)	(1,858.73)
	Income from Operations	3,410.82	3,044.49	9,969.72	8,615.37	11,761.91
15	Segment results					
	Profit / (Loss) before tax and financial charges from each segment					
	a) Wireless	375.74	561.05	1,494.11	1,340.82	1,890.41
	b) Global	239.73	261.46	695.17	663.70	807.37
	c) Broadband	54.10	52.31	167.56	95.56	152.36
	e) Others / Unallocated	(95.06)	7.83	(120.76)	(103.61)	(157.23)
	Total	574.51	882.65	2,236.08	1,996.47	2,692.91
	Less : Financial Charges (Net)	135.73	93.61	117.13	226.97	248.16
	Less : Other Unallocable expenditure net of un-allocable income	-	15.00	-	45.00	23.90
16	Total Profit Before Tax	438.78	774.04	2,118.95	1,724.50	2,420.85
17	Capital Employed					
	(Segment Assets - Segment Liabilities)					
	a) Wireless	14,057.54	12,687.74	14,057.54	12,687.74	11,977.05
	b) Global	3,020.08	2,634.98	3,020.08	2,634.98	2,561.31
	c) Broadband	2,577.10	1,853.88	2,577.10	1,853.88	1,941.79
	d) Others / unallocated	23,772.92	13,640.99	23,772.92	13,640.99	18,613.23
	Total	43,427.64	30,817.59	43,427.64	30,817.59	35,093.38

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

NOTES

1 Figures of previous period have been reworked, regrouped, rearranged and reclassified, wherever required.

2 During the previous period, financial year of the Company was for fifteen months from 1st January, 2006 to 31st March, 2007.To enable relevant comparison, fourth quarter of the previous period (from 1st October, 2006 to 31st December, 2006) and nine months (from 1st April, 2006 to 31st December, 2006) of previous year have been reported as corresponding previous periods.

3 Subsequent to 31st December, 2007, the Company has pursuant to excercise of option by holders of FCCB allotted 11,55,514 equity shares of Rs. 5 each at an aggregate premium of Rs. 54.97 crore. Consequent upon the said allotments the paid up capital of the Company has increased to 206,40,26,881 fully paid equity shares of Rs. 5 each.

4 Pursuant to the receipt of all regulatory approvals, the acquisition of Yipes Holdings Inc., USA, was completed at the close of business on 17th December, 2007. The acquisition was made through Flag Telecom Group Limited, subsidiary of the Company. Consequently, Yipes Holdings Inc., Yipes Enterprise Services Inc., Yipes Systems Inc. and YTV Inc. became subsidiaries of the Company.

5 Pursuant to the relevant approval received from the appropriate authority, the Company has acquired the entire interest with effect from 25th October, 2007 in Reliance Big TV Limited having license to operate Direct to Home Services.

6 The Company has paid requisite fees for providing telecommunication services using GSM technology amounting to Rs. 1651 crore to the Department of Telecommunications (DOT) on 19th October, 2007. Consequently, the Company has obtained permission for providing telecommunication services using GSM technology in fourteen telecom circles under its existing Unified Access Service License (UASL) from the DoT. Subsequently the Company has received start-up spectrum to launch the said services.

7 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on April 1, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants, of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 125.93 crore & Rs.664.13 crore for the quarter and nine months ended 31st December, 2007 respectively, relating to liabilities for acquisition of fixed assets, has been recognized in the Profit and Loss Account.

ii Gain of Rs. 0.01 crore and loss of Rs.186.44 crore for the quarter and nine months ended 31st December, 2007 respectively arising on mark to market of Derivative Instruments is recognized in the Profit & Loss Account; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia market price of the Company's equity share exceeding the conversion price, stipulated in the offer document. Consequently foreign exchange gain of Rs. 56.46 crore & Rs. 600.21 crore for the quarter and nine months ended 31st December,2007 respectively is not recognised in the Profit & Loss Account.

If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit would have been lower by Rs. 69.48 crore and higher by Rs. 122.52 crore for the quarter and nine months ended 31st December, 2007 respectively.

8 No complaint from Investors was pending at the beginning of the quarter. During the quarter 240 complaints were received and all the complaints were resolved. No complaint was pending as on 31st December, 2007.

9 The Company is operating Wireless, Broadband, Global and Others / Unallocated segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

10 After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 31st January, 2008 and the same are subjected to limited review by the Statutory auditors of the Company.

For Reliance Communications Limited

Place: Mumbai
Date: 31st January, 2008.

Anil D. Ambani
Chairman

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

BSR & Co.
(Registered)
Chartered Accountants

KPMG House
Kamala Mills Compound
448, Senapati Bapat Marg
Lower Parel, Mumbai - 400 013
India

Telephone +91(22) 3989 6000
Fax +91(22) 3983 6000

Review Report

To the Board of Directors of Reliance Communications Limited

1. We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited ('the Company') for the quarter and nine months ended 31 December 2007. This statement is the responsibility of the Company's management and has been approved by the Board of Directors. Comparative information for the nine months ended 31 December 2006 included in the accompanying statement has not been subjected to review.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. Without qualifying our opinion, we draw attention to paragraph 7(iii) of the quarterly results regarding accounting of the Foreign Currency Convertible Bonds (FCCB). With effect from 1 April 2007, the Company has treated the liability towards the FCCB as non-monetary liability, hitherto treated as monetary liability, on the basis of the current trend of earnings and movement of the Company's share price. The aforementioned treatment is followed inter alia because the Company expects that the bondholders will opt for exercise of their right to convert the bonds into shares of the Company instead of redeeming them for cash towards the end of the period of the bond.

   Based on the above and the legal opinion obtained by the Company, the FCCB liability has not been revalued at the period-end exchange rate. An alternate view exists that the liability towards FCCB is a monetary liability and should be revalued at the period-end exchange rate in accordance with AS 11 'The Effects of Changes in Foreign exchange Rates' prescribed in the Companies (Accounting Standards) Rules, 2006, issued by the Central Government. There is no specific guidance of the Institute of Chartered Accountants of India (ICAI) on accounting for foreign currency bonds convertible into equity shares at the option of the holder. Had the said liability been considered as a monetary liability as before, profit for the quarter and nine-months ended 31 December, 2007 would be higher by Rs 56.46 crores and Rs 600.21 crores respectively.

4. Based on our review conducted as above, and read with the matter stated in paragraph 3 above, nothing has come to our notice that causes us to believe that, the accompanying statement of un-audited financial results, excluding comparative information for the nine months ended 31 December 2006, prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the listing agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **BSR & Co.**
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
31 January 2008

Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Nine months ended 31st December, 2007

(Rs in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended		Nine months ended		Previous Year ended (Fifteen months)
		31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31st-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from Operations	3 403 52	3 043 45	9,960 84	8 584 97	11 725 29
2	Other Income	7 30	1 04	8 88	30 40	38 65
3	Total Income (1+2)	3,410.82	3,044.49	9,969.72	8,615.37	11,761 91
4	Expenditure					
	a) Access Charges	740.96	661,11	2,000 57	1,927 50	[illegible]
	b) License Fee	299.31	236.25	841 88	716 46	982 24
	c) Employee Cost	232.29	162,57	640.46	491 53	834 40
	d) Depreciation and Amortisation	492 53	426 86	1,376 20	1,362 37	1 336 1[illegible]
	e) Other Expenses	1,071 22	675 05	2.874 53	2,121.04	2 954 84
	f) Total	2,836.31	2,161 84	7,733.64	6,618.90	9,069.60
5	Financial Charges (Net)	135 73	93 61	117 13	226 97	248 16
6	Exceptional Items	-	15 00	-	45 00	23.90
7	Profit Before tax (3 - 4 - 5 - 6)	438.78	774.04	2,118.95	1,724.50	2,420 65
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	2 30	3 00	43 93	17 57	12 00
9	Profit after tax (7- 8)	436.48	771.04	2,075.02	1,706.93	2.408.85
10	Paid up Equity Share Capital (Face Value of Rs 5 each)	1,031,44	1.022 31	1,031 44	1,022.31	1,022 31
11	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year					19 503 23
12	Earning per Share (Not annualised)					
	- Basic Rs	2 12	3.77	10.13	8 35	11 95
	- Diluted Rs	2.07	3 69	9 82	8 19	11 73
13	Public Shareholding					
	Number of shares	698,060,307	679,793 530	698 060,307	679 793,530	679 803 930
	Percentage of shareholding	33.84%	33 25%	33 84%	33 25%	33 25%

SIGNED FOR IDENTIFICATION BY

For **B S R & CO.** (Registered.)

[illegible] Revenue, Results and Capital Employed

Rs. in crore

Sl. No.	Particulars	Three months ended		Nine months ended		Previous year ended (Fifteen months)
		31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31st-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
14	**Segment revenue**					
	a) Wireless	2,777.16	2,333.54	8,071.94	6,642.18	9,211.45
	b) Global	967.18	922.78	2,947.35	2,742.38	3,616.13
	c) Broadband	291.05	228.72	835.93	545.99	756.42
	d) Others / Unallocated	7.29	1.05	8.87	30.40	39.65
	Total	**4,042.68**	**3,536.09**	**11,864.09**	**9,961.55**	**13,520.64**
	Less: Inter segment Revenue	(631.86)	(491.60)	(1,894.37)	(1,346.18)	(1,258.73)
	Income from Operations	**3,410.82**	**3,044.49**	**9,969.72**	**8,615.37**	**11,761.91**
15	Segment results					
	Profit / (Loss) before tax and financial charges from each segment					
	a) Wireless	375.74	561.05	1,494.11	1,340.82	1,830.41
	b) Global	239.73	261.46	695.17	663.70	607.37
	c) Broadband	54.10	52.31	167.56	95.56	152.36
	e) Others / Unallocated	(95.06)	7.83	(120.76)	(103.61)	(157.23)
	Total	**574.51**	**882.65**	**2,236.08**	**1,996.47**	**2,592.91**
	Less: Financial Charges (Net)	135.73	93.61	117.13	226.97	248.15
	Less: Other Unallocable expenditure net of un-allocable income	-	15.00	-	45.00	23.90
16	**Total Profit Before Tax**	**438.78**	**774.04**	**2,118.95**	**1,724.50**	**2,420.85**
17	**Capital Employed**					
	(Segment Assets - Segment Liabilities)					
	a) Wireless	14,057.54	12,687.74	14,057.54	12,687.74	11,977.05
	b) Global	3,020.08	2,634.98	3,020.08	2,634.98	2,561.31
	c) Broadband	2,577.10	1,853.88	2,577.10	1,853.88	1,941.7[illegible]
	d) Others / Unallocated	23,772.92	13,640.99	23,772.92	13,640.99	18,613.2[illegible]
	Total	43,427.64	30,817.59	43,427.64	30,817.59	35,093.39

SIGNED FOR IDENTIFICATION
BY

For **B S R & CO.** (Registered.)

1. Figures of the previous period have been regrouped, rearranged and reclassified wherever required.

2. During the previous period, financial year of the Company was for fifteen months from 1st January, 2006 to 31st March, 2007. To enable relevant comparison, fourth quarter of the previous period (from 1st October 2006 to 31st December 2006) and nine months (from 1st April 2006 to 31st December 2006) of previous year have been reported as corresponding previous periods.

3. Subsequent to 31st December 2007, the Company has pursuant to excercise of option by holders of FCCB allotted 11,55,514 equity shares of Rs. 5 each at an aggregate premium of Rs. 54.97 crore. Consequent upon the said allotments the paid up capital of the Company has increased to 206,40,26,681 fully paid equity shares of Rs. 5 each.

4. Pursuant to the receipt of all regulatory approvals the acquisition of Yipes Holdings Inc., USA, was completed at the close of business on 17th December 2007. The acquisition was made through Flag Telecom Group Limited, subsidiary of the Company. Consequently Yipes Holdings Inc., Yipes Enterprise Services Inc., Yipes Systems Inc. and YTV Inc. became subsidiaries of the Company.

5. Pursuant to the relevant approval received from the appropriate authority, the Company has acquired the entire interest with effect from 25th October 2007 in Reliance Big TV Limited having license to operate Direct to Home Services.

6. The Company has paid requisite fees for providing telecommunication services using GSM technology amounting to Rs. 1651 crore to the Department of Telecommunications (DOT) on 19th October, 2007. Consequently, the Company has obtained permission for providing telecommunication services using GSM technology in fourteen telecom circles under its existing Unified Access Service License (UASL) from the DoT. Subsequently the Company has received start-up spectrum to launch the said services.

7. Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on April 1, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which

Net gain arising on account of foreign exchange difference amounting to Rs. 125.93 crore & Rs.664.13 crore for the quarter and nine months ended 31st December, 2007 respectively, relating to liabilities for acquisition of fixed assets, has been recognized in the Profit and Loss Account.

Gain of Rs. 0.01 crore and loss of Rs.186.44 crore for the quarter and nine months ended 31st December, 2007 respectively arising on mark to market of Derivative Instruments is recognized in the Profit & Loss Account; and

Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia market price of the Company's equity share exceeding the conversion price, stipulated in the offer document. Consequently foreign exchange gain of Rs. 56.45 crore & Rs. 500.21 crore for the quarter and nine months ended 31st December,2007 respectively is not recognised in the Profit & Loss Account.

If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit would have been lower by Rs. 69.48 crore and higher by Rs. 122.52 crore for the quarter and nine months ended 31st December 2007 respectively.

8. No complaint from Investors was pending at the beginning of the quarter. During the quarter 240 complaints were received and all the complaints were resolved. No complaint was pending as on 31st December, 2007.

9. The Company is operating Wireless, Broadband, Global and Others / Unallocated segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

10. After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 31st January 2008 and the same are subjected to limited review by the Statutory auditors of the Company.

For Reliance Communications Limited

Place : Mumbai
Date : 31st January 2008

Anil D. Ambani
Chairman

SIGNED FOR IDENTIFICATION
BY

For B S R & CO. (Registered.)

END